Exhibit 3.4
Section 2.2 of Bylaws as amended December 18, 2008

“2.2 Number. The number of the corporation’s directors shall be not less than six nor more than eleven, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of a majority of the shareholders at any meeting thereof.  Notwithstanding anything in these bylaws to the contrary, for so long as the Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the “Designated Preferred Stock ”) is outstanding: (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in Section 2.2 of these Bylaws); and (ii) this sentence may not be modified, amended or repealed by the board of directors ( or any committee thereof) or without the affirmative vote and approval of (x) the stockholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.”